

October 29, 2014

Francis Knuettel II
Chief Financial Officer
Marathon Patent Group, Inc.
11100 Santa Monica Blvd., Ste. 380
Los Angeles, CA 90025

      Re: **Marathon Patent Group, Inc.**
              Form 10-Q for the Quarterly Period Ended June 30, 2014
              Filed August 14, 2014
              File No. 001-36555

Dear Mr. Knuettel:

We have reviewed your letter dated October 14, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 8, 2014.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 1. Financial Statements

Consolidated Statements of Operations, page 3

1.   We note your response to prior comment 1. We continue to believe that the nature of patent amortization expense represents a cost of revenue. In this regard, we note that several companies in the industry, including some of the companies included your analysis of peer companies, properly reflect such expense as a cost of revenue, which is dissimilar to your presentation. Additionally, we also note that several of the companies included in your analysis that do not present such costs as a cost of revenue have income statement presentations that are not similar to your presentation. Please revise your

presentation to classify patent amortization expense as a cost of revenue or tell us why such classification is not necessary.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief